                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 10)


                          OUTLET COMMUNICATIONS, INC.
                                (Name of issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                  69-111-10-9
                                 (CUSIP number)

                               Michael B. Lenard
                         William E. Simon & Sons, Inc.
                            10990 Wilshire Boulevard
                                   Suite 1750
                         Los Angeles, California  90024
                                 (310) 914-2410
                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                                July 28, 1994
                      (Date of event which requires filing
                               of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the transaction which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

       Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

 CUSIP No. 69 111 10 9                    13D                Page 2 of 4 Pages


- -------------------------------------------------------------------------------
     1     NAME OF PERSON
           WILLIAM E. SIMON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

- -------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*      (a) / /

                                                                (b) /X/

- -------------------------------------------------------------------------------
     3     SEC USE ONLY


- -------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
            NOT APPLICABLE

- -------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                       / /

- -------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
- -------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
                                        -0-
  NUMBER OF SHARES             ------------------------------------------------
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
  EACH REPORTING PERSON                 4,616,185
  WITH                         ------------------------------------------------
                                9     SOLE DISPOSITIVE POWER
                                        407,632
                               ------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                         -0-

- -------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,616,185

- -------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                  / /

- -------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             70.3%

- -------------------------------------------------------------------------------
    14     TYPE OF PERSON REPORTING*
             IN

- -------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

        GENERAL. This Amendment No. 10 to the Schedule 13D filed by William E. Simon amends, to the extent set forth herein, the Schedule 13D dated June 30, 1988 as previously amended by Amendments No. 1, 2, 3, 5, 6, 7 and 8. The initial Schedule 13D and Amendments No. 1, 2 and 3 thereto were filed by Mr. Simon pursuant to joint filing agreements with certain other persons; Amendments No. 4 and 9 were filed by certain other persons who were parties to such joint filing agreements, not including Mr. Simon (Mr. Simon disclaims any responsibility for such Amendments No. 4 and 9). Mr. Simon is filing this Amendment No. 10, and filed Amendments No. 5, 6, 7 and 8 to his Schedule 13D individually and not as a party to any joint filing agreement.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The responses to subparagraphs (a) through (c) of Item 5 are hereby amended to add the following:

         Set forth below is a schedule of all transactions in the shares of Common Stock by William E. Simon that were effected during the past sixty (60) days. Each transaction was effected in an open market transaction on NASDAQ and the price per share excludes commissions.

  Date       Number of Shares     Price Per Share     Type of Transaction
  ----       ----------------     ---------------     -------------------
06/02/94          10,000              $11.44           Sale by Mr. Simon
06/23/94          10,000              $13.44           Sale by Mr. Simon
06/24/94           2,000              $13.44           Sale by Mr. Simon
07/21/94          13,000              $13.44           Sale by Mr. Simon
07/28/94          12,500              $13.45           Sale by Mr. Simon

         Following such transactions, Mr. Simon is the direct beneficial owner of 407,632 shares of the Common Stock, representing approximately 6.2% of the outstanding Common Stock.

         By virtue of the Stockholders' Agreement described in Item 6 of this
Schedule 13D, Mr. Simon may be deemed to be the indirect beneficial owner of approximately 4,616,185 shares of the Common Stock held by the parties to such agreement. This number represents (i) the number of shares reported to be covered by the Stockholders' Agreement as of March 18, 1994 in the Proxy Statement of the Issuer sent to stockholders in connection with the annual meeting of stockholders to be held on May 4, 1994 1/ (the "Proxy Statement") minus (ii) the number of shares disposed of by Mr. Simon since March 18, 1994. Mr. Simon disclaims beneficial ownership of the shares of Common Stock that are owned by the other parties to the Stockholders' Agreement.

        The Company's Form 10-Q dated March 31, 1994 reports that 6,564,515 shares of Common Stock were outstanding on March 31, 1994; based on such number and the calculation described above, the shares covered by the Stockholders' Agreement represent approximately 70.3% of the shares outstanding, and the shares directly owned by Mr. Simon represent approximately 6.2% of the shares outstanding.









__________________________________

1. Parties to the Stockholders' Agreement other than Mr. Simon may have engaged in transactions since March 18, 1994 resulting in changes to such number of covered shares.

                                  SIGNATURE

                 After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 1994.


                                                                   *
                                                   ---------------------------
                                                   WILLIAM E. SIMON
(*) By:   /s/    J. PETER SIMON
       ----------------------------------------
          Name:  J. Peter Simon

         (*)  Executed by J. Peter Simon as Attorney-in-Fact for William
         E. Simon pursuant to the Power of Attorney filed with Amendment No. 5 to this Schedule 13D, which Power of Attorney is hereby incorporated by reference herein.